SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow
Ireland

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Press Release dated October 16, 2019

Contact:	Trinity Biotech plc	Lytham Partners LLC
	Kevin Tansley	Joe Diaz, Joe Dorame & Robert Blum
	(353)-1-2769800	602-889-9700
E-mail: kevin.tansley@trinitybiotech.com

Trinity Biotech Announces Results for Q3, 2019

DUBLIN, Ireland (October 16, 2019)…. Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended September 30, 2019.

Quarter 3 Results

Total revenues for Q3, 2019 were $24.6m, which is broken down as follows:

	2018 Quarter 3	2019 Quarter 3	Change
	US$’000	US$’000%
Point-of-Care	3,005	3,880	29.1%
Clinical Laboratory	20,707	20,714	(0.0)%
Total	23,712	24,594	3.7%

Point-of-Care revenues for Q3, 2019 increased from $3.0m to $3.9m. This was due to higher HIV sales in Africa, partially offset by a reduction in U.S. HIV revenues.

Meanwhile, Clinical Laboratory sales for the quarter were $20.7m which is flat compared to the same period last year.  However, excluding the impact of currency movements, due to the strength of the U.S. dollar versus a basket of currencies in which the company invoices, Q3 Clinical Laboratory revenues would have increased by over 1%. During the quarter, both Premier and Autoimmunity revenues continued to increase, though this was offset by lower Infectious Diseases revenues in the USA, including Lyme revenues.

The gross margin for the quarter was 41.0%, which compares to 42.1% in Q3, 2018. This decrease was due to the impact of the higher number of instruments sold during the quarter, in addition to the strengthening of the US dollar, in particular against the Brazilian Real.

Research and Development expenses decreased from $1.3m in Q3, 2018 to $1.2m in Q3, 2019. Meanwhile, Selling, General and Administrative (SG&A) expenses increased from $7.1m to $7.3m in Q3, 2019. The increase in SG&A expenses was due to higher sales and marketing expenditure, particularly in relation to trade shows and other marketing activities plus higher professional fees associated with the settlement of the Company’s recent tax audit.

Operating profit increased by $0.1m for the quarter to $1.3m when compared to the same period last year. This was due to the impact of higher revenues being offset by a lower gross margin, whilst total indirect expenses remained flat during the quarter.

The cash based interest expense increased by $0.2m to $1.2m this quarter. Of this $1.0m was related to interest due on the Company’s Exchangeable Notes with the remaining $0.2m being financing charges arising on leased assets following the introduction of the new accounting standard for leases, IFRS 16 earlier this year.  Meanwhile, non-cash income of $0.1m was recognised in this quarter’s income statement, again in relation to the Exchangeable Notes.  This was due to a non-cash interest charge of $0.2m which was offset by a gain of $0.1m arising on a decrease in the fair value of the derivatives embedded in these notes.

Financial income for the quarter saw a reduction of less than $0.1m due to the lower level of cash deposits.

Overall, the Company recorded a profit of $25,000 for the quarter, which equates to a profit per share of 0.1 cents.  Fully diluted EPS for the quarter was 4.3 cents compared to 5.1 cents in Q3, 2018.

EBITDA before share option expense (EBITDASO) for the quarter was $3.1m.

$m
Operating Profit	1.3
Depreciation	0.8
Amortisation	0.7
Share Option Expense	0.3
EBITDASO	3.1

Comments

Commenting on the results, Kevin Tansley, Chief Financial Officer, said “Operating profit this quarter, at $1.3m was $0.1m higher than the equivalent period last year. Whilst revenues were 4% higher, this was largely offset by the impact of a lower gross margin. Overall indirect costs for the quarter were flat quarter on quarter with an increase in SG&A expenses being offset by lower R&D and share option expense. Meanwhile our cash balance for the quarter increased by $0.1m to $25.1m. ”

Ronan O’Caoimh, CEO said “As anticipated revenues were stronger this quarter, being 4% higher than the equivalent period last year and over 9% higher than quarter 2 of this year.  Point-of-care revenues were higher due to increased sales of HIV products in Africa. Meanwhile, Autoimmune and Diabetes revenues also grew, with the latter being driven by particularly strong instrument placements during the quarter.  Further revenue growth will be derived from our entry into to the HIV screening market with our TrinSreen product, which we expect to submit to the WHO in January next, with approval to follow during 2020.  Given the quality of this product and our knowledge and experience of the African HIV market, we are ideally positioned to take a meaningful share of this substantial market.”

Forward-looking statements in this release are made pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company's periodic reports filed with the Securities and Exchange Commission.

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company's website: www.trinitybiotech.com.

Trinity Biotech plc
Consolidated Income Statements

(US$000’s except share data)	Three Months Ended September 30, 2019 (unaudited)	Three Months Ended September 30, 2018 (unaudited)	Nine Months Ended September 30, 2019 (unaudited)	Nine Months Ended September 30, 2018 (unaudited)

Revenues	24,594	23,712	69,117	72,512

Cost of sales	(14,523)	(13,731)	(40,270)	(41,296)

Gross profit	10,071	9,981	28,847	31,216
Gross margin %	41.0%	42.1%	41.7%	43.0%

Other operating income	21	27	67	76

Research & development expenses	(1,233)	(1,292)	(3,994)	(3,983)
Selling, general and administrative expenses	(7,274)	(7,113)	(20,455)	(21,412)
Indirect share based payments	(252)	(367)	(609)	(1,130)

Operating profit	1,333	1,236	3,856	4,767

Financial income	104	175	376	577
Financial expenses	(1,226)	(1,061)	(3,703)	(3,378)
Net financing expense	(1,122)	(886)	(3,327)	(2,801)

Profit before tax & non-cash financial income / (expense)	211	350	529	1,966

Income tax expense	(114)	(76)	(5,875)	(366)

Profit/(Loss) for the period before non-cash financial income / (expense)	97	274	(5,346)	1,600

Non-cash financial (expense)/income	(72)	622	(245)	268

Profit/(Loss) after tax and once-off items	25	896	(5,591)	1,868

Earnings per ADR (US cents)	0.1	4.3	(26.8)	8.9

Earnings per ADR excluding non-cash financial income/expense (US cents)	0.5	1.3	(25.6)	7.6

Diluted earnings per ADR (US cents)*	4.3	5.1	(9.2)	18.9

Weighted average no. of ADRs used in computing basic earnings per ADR	20,901,703	20,901,703	20,901,703	20,902,386

Weighted average no. of ADRs used in computing diluted earnings per ADR	25,467,517	26,157,644	25,467,517	26,158,326

* Under IAS 33 Earnings per Share, diluted earnings per share cannot be anti-dilutive. In a reporting period where it is anti-dilutive, diluted earnings per ADR should be constrained to equal basic earnings per ADR.

 The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Balance Sheets

	September 30, 2019 US$ ‘000 (unaudited)	June 30, 2019 US$ ‘000 (unaudited)	Mar 31, 2019 US$ ‘000 (unaudited)	Dec 31, 2018 US$ ‘000 (unaudited)
ASSETS
Non-current assets
Property, plant and equipment	26,306	26,293	26,586	5,362
Goodwill and intangible assets	57,948	56,079	54,377	52,951
Deferred tax assets	7,339	6,744	5,996	5,703
Other assets	555	591	535	558
Total non-current assets	92,148	89,707	87,494	64,574

Current assets
Inventories	29,960	31,487	30,942	30,359
Trade and other receivables	24,811	24,333	23,568	24,441
Income tax receivable	1,243	1,187	1,209	1,584
Cash and cash equivalents	25,090	24,990	29,433	30,277
Total current assets	81,104	81,997	85,152	86,661

TOTAL ASSETS	173,252	171,704	172,646	151,235

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,213	1,213	1,213	1,213
Share premium	16,187	16,187	16,187	16,187
Accumulated surplus	50,462	50,151	55,341	55,342
Other reserves	(28,930)	(28,479)	(28,573)	(28,688)
Total equity	38,932	39,072	44,168	44,054

Current liabilities
Income tax payable	5,717	5,885	125	210
Trade and other payables	20,135	18,472	19,639	17,344
Provisions	50	50	50	50
Total current liabilities	25,902	24,407	19,814	17,604

Non-current liabilities
Exchangeable senior note payable	81,865	81,793	81,942	81,620
Other payables	17,803	18,351	18,994	526
Deferred tax liabilities	8,750	8,081	7,728	7,431
Total non-current liabilities	108,418	108,225	108,664	89,577

TOTAL LIABILITIES	134,320	132,632	128,478	107,181

TOTAL EQUITY AND LIABILITIES	173,252	171,704	172,646	151,235

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Statement of Cash Flows

(US$000’s)	Three Months Ended September 30, 2019 (unaudited)	Three Months Ended September 30, 2018 (unaudited)	Nine Months Ended September 30, 2019 (unaudited)	Nine Months Ended September 30, 2018 (unaudited)

Cash and cash equivalents at beginning of period	24,990	49,426	30,277	57,607

Operating cash flows before changes in working capital	3,184	3,445	9,495	9,907
Changes in working capital	1,631	(512)	(475)	(4,656)
Cash generated from operations	4,815	2,933	9,020	5,251

Net Interest and Income taxes (paid)/received	(181)	(125)	34	49

Capital Expenditure & Financing (net)	(3,776)	(4,308)	(9,970)	(12,247)

Payments for leases (IFRS 16)	(758)	-	(2,273)	-

Free cash flow	100	(1,500)	(3,189)	(6,947)

Share buyback	-	-	-	(434)

30 year Exchangeable Note interest payment	-	(205)	(1,998)	(2,505)

Purchase of Exchangeable Notes	-	(12,042)	-	(12,042)

Cash and cash equivalents at end of period	25,090	35,679	25,090	35,679

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
(Registrant)

	By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer

Date: 16 October 2019